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Exhibit 20.01


Company Press Release

SOURCE: AMERITYRE CORPORATION

Monday, December 11, 8:00 am Pacific Time

AMERITYRE CORPORATION (FORMERLY AMERICAN TIRE CORPORATION) ANNOUNCES NAME AND TRADING SYMBOL CHANGE

BOULDER CITY, NV, /PRNewswire/ -- Amerityre Corporation (formerly American Tire Corporation) announced today that as a result of the name change approved by its shareholders at its annual meeting held December 1, 2000, the NASD has assigned it a new symbol for trading on the OTC Bulletin Board. The new symbol issued by the NASD is "AMTY", which will replace its former symbol "ATYR" effective the opening of trading on Tuesday, December 12, 2000.